

January 8, 2007

Via U.S. Mail and Facsimile to (412) 434-2134

Mr. William H. Hernandez
Senior Vice President, Finance
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

> **RE:** **PPG Industries, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed February 16, 2006**
>
> **Form 10-Q for the quarter ended September 30, 2006**
> **File No. 1-1687**

Dear Mr. Hernandez:

We have reviewed your response letter dated December 22, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis, page 17

Critical Accounting Estimates, page 25

1. We have read your response to comment 1 in our letter dated December 13, 2006. We note the factors you have identified in contributing to improved earnings of the fiber glass reporting unit in 2006, as well as the progress made during 2006 in achieving a multi-year plan developed by management to improve profitability and cash flow. In future filings, to the extent material, please provide quantitative effect to each of these contributing factors. Consider disclosing the details of your recovery plan by year. See Item 303 of Regulation S-K and Financial Reporting Releases No. 36 and 72 for more guidance.

22. Business Segment Information, page 54

2. We have read your response to comment 3 in our letter dated December 13, 2006.
    In order for us to understand how you determined your operating segments and
    the aggregation of the glass and fiber glass operating segments, please provide to
    us actual copies of the information received by the Executive Committee. In
    particular, please provide to us copies of the 2005 year-to-date and the most
    recent 2006 year-to-date reports as identified:

    - Quarterly Financial Statement for PPG Management;
    - The monthly presentations made by the Vice President and Controller;
    - The Long Range Plan;
    - Sales and Earnings of the 15 business units;

    We may have further questions after receipt of this information.

Form 10-Q for the quarter ended September 30, 2006

16. Commitments and Contingent Liabilities, page 17

3. We appreciate your response to our comment about your contingent liabilities.
    We note your acknowledgement that the charges recorded in the third quarter
    related to those sites and the reasonably possible additional losses represent
    amounts that are significant. We also note that you have identified environmental
    liabilities as a risk factor and a critical accounting estimate for your company.
    Considering these facts, we previously asked that you provide substantially more
    information concerning this issue, which we believe is consistent with GAAP
    requirements. Therefore, please provide us with the proposed disclosures to be
    provided in future filings regarding environmental liabilities. In addition, we
    remind you that to the extent material, details concerning individual sites may be
    necessary.

    Staff Accounting Bulletin 5:Y was issued to provide our interpretation of current
    accounting literature and disclosure requirements and serve as guidance for public
    companies in their disclosures regarding contingent liabilities.

    In that SAB, we clearly state that we believe that environmental liabilities
    typically are of such significance that <u>detailed</u> disclosures regarding judgments
    and assumptions underlying the recognition and measurement of the liabilities are
    necessary to prevent the financial statements from being unclear and to inform
    readers fully regarding the range of reasonably possible outcomes that could have
    a material effect on a registrant's financial condition, results of operations, or
    liquidity.

Among the disclosures called for in the SAB are as follows:

- Circumstances affecting the reliability and precision of loss estimates;

- The extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency;

- Whether, and to what extent, losses may be recoverable from third parties;

- The contribution of other parties;

- The period in which claims for recovery may be realized;

- The likelihood that claims for recovery may be contested;

- The financial condition of third parties from which recovery is expected;

- The timing of payments of accrued and unrecognized amounts;

- The material components of the accruals and significant assumptions underlying estimates;

- The recurring costs of managing hazardous substances and pollutions in ongoing operations;

- Capital expenditures to limit or monitor hazardous substances or pollutants;

- Mandated expenditures to remediate previously contaminated sites;

- Other infrequent or non-recurring clean-up expenditures that can be anticipated, but which are not required in the present circumstances;

- Disaggregated disclosure that describes accrued and reasonably likely losses with respect to particular environmental sites that are individually material;

- The consequences on amounts accrued and the range estimates for investigations and remediations that are in different stages with respect to individual sites.

In order for us to better understand how you intend to approach these disclosure requirements, please provide us with your proposed disclosures in future filings regarding environmental liabilities.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3689 if you have questions regarding these comments.

Sincerely,

John M. Hartz
Senior Assistant Chief
Accountant